SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D

                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          @Track Communications, Inc.

                               (Name of Issuer)

                         Common Stock, $0.01 par value

                        (Title of Class of Securities)

                                  04648Y 20 4

                                (CUSIP Number)

                                 Robert Kelly

                            Minorplanet Systems PLC

                                Greenwich House

                           Sheepscar, Leeds LS4 2LE

                                United Kingdom

                              011 44 113 251 1600
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                                   COPY TO:

                                John K. Hughes

                       Sidley, Austin, Brown & Wood LLP

                              1666 K Street, N.W.

                          Washington, D.C. 20006-1208

                                (202) 533-1300

                                 June 21, 2001

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                        (Continued on following pages)



                                                          SCHEDULE 13D

Cusip No. 04648Y 20 4
----------- --------------------------------------------------------------------------------------- -----------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

            Minorplanet Systems PLC
                                                                                                   I.R.S. ID No. _________
----------- --------------------------------------------------------------------------------------- -----------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
                                                                                                    (b) |X|
----------- --------------------------------------------------------------------------------------- -----------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------- -----------------------------
4           SOURCE OF FUNDS

            WC, OO(1)

----------- --------------------------------------------------------------------------------------- -----------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or  2(e)                |_|

----------- --------------------------------------------------------------------------------------- -----------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom

----------- --------------------------------------------------------------------------------------- -----------------------------
       NUMBER OF          7
         SHARES                    SOLE VOTING POWER
                                     30,000,000
                          -------- ----------------------------------------------------------------------------------------------
      BENEFICIALLY        8
        OWNED BY                   SHARED VOTING POWER
                                     None
                          -------- ----------------------------------------------------------------------------------------------
          EACH            9
       REPORTING                   SOLE DISPOSITIVE POWER
                                     30,000,000
                          -------- ----------------------------------------------------------------------------------------------
         PERSON           10
          WITH                     SHARED DISPOSITIVE POWER
                                     None
------------------------- -------- ----------------------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            30,000,000(2)

----------- ----------------------------------------------------------------------------------------------------------- ---------
                                                                                                                      |_|
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------- ----------------------------------------------------------------------------------------------------------- ---------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            62.4%

----------- ----------------------------------------------------------------------------------------------------------- ---------

14          TYPE OF REPORTING PERSON

            CO

----------- ----------------------------------------------------------------------------------------------------------- ---------



(1) As referenced in Item 3 below, Minorplanet Systems PLC ("Minorplanet") used working capital for the acquisition of 2,000,000 shares of the Common Stock of @Track Communications, Inc. (the "Issuer"). In addition, Minorplanet sold all of its share capital in Minorplanet Limited, a wholly-owned subsidiary, in consideration for an additional 28,000,000 shares of Common Stock of the Issuer. The total of these two purchases represent the 30,000,000 aggregate number of shares of Common Stock covered by this report.

(2) The 30,000,000 shares of Common Stock of the Issuer covered by this report were purchased pursuant to the Stock Purchase and Exchange Agreement (the "Agreement"), dated as of February 14, 2001, by and among the Issuer, Minorplanet and Mackay Shields LLC ("Mackay"). The transactions contemplated by the Agreement were consummated on June 21, 2001. On June 5, 2001, prior to the consummation of the transactions contemplated by the Agreement, the Issuer effected a 1-for-5 reverse stock split. All figures relating to shares covered in this report are referenced on a post-reverse stock split basis unless otherwise indicated.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of @Track Communications, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 1115 Kas Drive, Suite 100, Richardson, Texas, 75081.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Minorplanet Systems PLC ("Minorplanet"), a United Kingdom public limited company. Minorplanet produces and sells systems that track vehicles and generate management information reports by using global positioning satellite technology and its own proprietary software to help fleet managers manage their vehicle fleets more efficiently. The principal offices of Minorplanet are located at Greenwich House, Sheepscar, Leeds LS4 2LE, United Kingdom.

         Schedule A hereto sets forth the name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Minorplanet. The information set forth in Schedule A hereto is incorporated herein by reference.

         During the past five years, neither Minorplanet nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of that certain Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by an among the Issuer, Minorplanet and Mackay Shields LLC ("Mackay"), Minorplanet agreed to purchase 2,000,000 shares of the Issuer's Common Stock for $10,000,000 in cash. Minorplanet also agreed to acquire an additional 28,000,000 shares of the Issuer's Common Stock, in a change of control transaction, in exchange for all of the outstanding shares of Minorplanet Limited ("MPL"), a wholly-owned subsidiary of Minorplanet. The transactions contemplated by the Agreement were consummated on June 21, 2001 (the "Closing"). On June 5, 2001, prior to the consummation of the transactions contemplated by the Agreement, the Issuer effected a 1-for-5 reverse stock split. All figures covered by this report are referenced on a post-reverse stock split basis unless otherwise indicated.

         Minorplanet used working capital to purchase the 2,000,000 shares of Common Stock for $10,000,000 in cash. As noted, the remaining 28,000,000 shares of Common Stock covered by this report were purchased by Minorplanet pursuant to the Agreement and in exchange for the share capital of MPL.

Item 4.  Purpose of Transaction.

         Stock Purchase and Exchange Agreement

         Upon consummation of the transactions contemplated by the Agreement, Minorplanet became the majority stockholder and obtained control of the Issuer.

         In accordance with Section 6.01 of the Agreement, the board of directors of the Issuer has been enlarged by two (2) members so that the board of directors now has seven members. Under the Agreement, Minorplanet obtained the right to appoint two (2) directors to the Issuer's board of directors at Closing. Accordingly, concurrent with the Closing Minorplanet designated and the Issuer's board of directors appointed Robert D. Kelly and Andrew D. Tillman to the Issuer's board of directors in accordance with the Issuer's bylaws. Notwithstanding this provision in the Agreement, Minorplanet has acquired more than 50% of the Issuer's shares under the Agreement and will be able to control the election of all the directors if it desires to do so in the future. Minorplanet also has the contractual right under the Agreement to gain such number of seats on the board of directors commensurate with its percentage ownership of the Issuer's stock.

         In addition, under the terms of the Agreement, so long as Minorplanet owns at least 5% of the outstanding Common Stock of the Issuer, both directors appointed to the Issuer's board of directors by Minorplanet must approve the following actions by the Issuer: (i) any capital expenditure by the Issuer that is not contemplated in any current annual budget which exceeds $200,000;
(ii) the hiring and firing of Issuer officer or senior executive reporting to the chief executive officer who has an annual salary of $130,000 or more, or entering into employment agreements with these individuals or amendments to existing agreements; (iii) the direct or indirect redemption, purchase or making of any payments with respect to stock appreciation rights and similar types of stock plans; (iv) the sale, lease or transfer of any assets of the Issuer representing 5% or more of the Issuer's consolidated assets, or the merger, consolidation, recapitalization, reclassification or other changes to the capital stock of the Issuer; (v) except as required under law, the taking or instituting of bankruptcy or similar proceedings; (vi) the issuance, purchase, acquisition or redemption of any capital stock or any notes or debt convertible into equity; (vii) the acquisition of another entity; (viii) the entering into any agreement or contract which commits the Issuer to pay more than $200,000; (ix) the amendment of the Issuer's certificate of incorporation or bylaws that would adversely affect holders of the Issuer's Common Stock or Minorplanet Systems' rights under the Agreement; (x) the exiting of, or entering into a different line of business; (xi) the incurrence of any indebtedness or liability or the making of any loan except in the ordinary course of business; (xii) the placing of any lien on the Issuer's assets or properties; or (xiii) the adoption or implementation of any anti-takeover provision that would adversely affect Minorplanet.

         The preceding discussion of the transactions and the Agreement is qualified in its entirety by the full text of the Agreement that is filed as an exhibit hereto and incorporated herein by reference.

         Registration Rights Agreement

         As a condition to consummating the Agreement, the Issuer, Minorplanet, Mackay and certain other parties agreed to enter into that certain Registration Rights Agreement (the "Registration Rights Agreement"). As part of the Closing on June 21, 2001, such parties entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer has agreed that within 90 days of the Closing, it will prepare and file with the Securities and Exchange Commission a shelf registration statement covering, among other securities, 9% of the shares issued to Minorplanet and all of the shares issued to Mackay under the Agreement. Under the Registration Rights Agreement, the holders of at least 10% of the shares then outstanding under the shelf registration statement, but in no event less than 3,000,000 shares (on a pre stock-spilt basis), may demand up to three underwritten offerings of shares from the shelf registration statement. The Issuer also granted holders of at least 15% of the shares of Common Stock issued in the transactions contemplated by the Agreement, but in no event less than 3,000,000 shares (on a pre stock-split basis), the right to demand up to five additional offerings, which may be underwritten offerings, of their remaining shares. These offerings are subject to certain conditions set forth in the Registration Rights Agreement. Minorplanet also received "piggyback" registration rights that generally allows it to participate in other public stock offerings undertaken by the Issuer.

         The preceding discussion of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement that is filed as an exhibit hereto and that is incorporated herein by reference.

         Minorplanet intends to review on a continuing basis its investment in the Issuer. Minorplanet may decide to increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investments and business opportunities available to Minorplanet, general stock market and economic conditions, tax considerations and other factors.

         Other than as described above, the Minorplanet does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Minorplanet may be deemed to be the beneficial owner of 30,000,000 shares of the Common Stock. Such shares represent approximately 62.4% of the outstanding shares of the Common Stock. Minorplanet has sole voting and investment power with respect to the entire 30,000,000 shares of Common Stock.

         Except as described herein, neither Minorplanet nor, to the best of Minorplanet's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except for the Agreement and the Registration Rights Agreement described above, Minorplanet and none of the persons named on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1: Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by and among Minorplanet Systems LLC, @Track Communications, Inc., and Mackay Shields LLC.

          Exhibit 2: Registration Rights Agreement, dated as of June 21, 2001, by an between @Track Communications, Inc., Minorplanet Systems PLC, and the Other Holders Party thereto.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 27, 2001


                                         Minorplanet Systems PLC


                                         By: /s/ Robert D. Kelly
                                             ------------------------------
                                             Name:   Robert D. Kelly
                                             Title:  Director

Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Minorplanet, as well as the name, principal business and address of such employer. The principal business address of each person listed below is Greenwich House, 223 North Street, Leeds, West Yorkshire, LS7 2AA. Each person listed below is a citizen of the United Kingdom.



              Name                            Principal Occupation                  Principal Employer
--------------------------------            ------------------------             ------------------------
     Michael David Abrahams                    Executive Director                Minorplanet Systems Plc

      Jeffrey Clive Morris                     Executive Director                Minorplanet Systems Plc

Dr. Christopher Gerard Harrison                Executive Director                Minorplanet Systems Plc

       John Dennis Macey                       Executive Director                Minorplanet Systems Plc

     Andrew Daniel Tillman                     Executive Director                Minorplanet Systems Plc

      David Benjamin Gaunt                     Executive Director                Minorplanet Systems Plc

      Robert Daniel Kelly                      Executive Director                Minorplanet Systems Plc

       David Gordon Perry                    Non Executive Director              Kelda Group Plc

   Sir James Douglas Spooner                 Non Executive Director              John Swire & Sons Ltd

  Sir Martin Wakefield Jacomb                Non Executive Director              Delta Plc


                                 Exhibit Index

Exhibit             Description

     1 Stock Purchase and Exchange Agreement, dated as of February 14, 2001, by and among @Track Communications, Inc., Minorplanet Systems PLC, and Mackay Shields LLC.

     2 Registration Rights Agreement, dated as of June 21, 2001, by an between @Track Communications, Inc., Minorplanet Systems PLC, and the Other Holders Party thereto.